AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

[redacted]

05012882

11 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2005 NOV 29 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 November 2005, Re: Proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad to Public Mutual Berhad or its nominees for a total cash consideration of RM58.997 million for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

11/30

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **10/11/2005 06:23:21 PM**
Submitted by **AMSTEEL** on **10/11/2005 06:29:20 PM**
Reference No **AA-051110-90E77**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD, A WHOLLY - OWNED SUBSIDIARY OF AKURJAYA SDN BHD, WHICH IS IN TURN WHOLLY - OWNED BY AMSTEEL CORPORATION BERHAD TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES ("PURCHASER") FOR A TOTAL CASH CONSIDERATION OF RM58.997 MILLION

* **Contents :-**

We refer to the announcement made on 20 October 2005 by Amsteel Corporation Berhad ("Amsteel") in relation to the above.

The Board of Directors of Amsteel wishes to announce that at the Purchaser's request, the date for the execution of the formal sale and purchase agreement had been extended to 17 November 2005.

Unless otherwise stated, defined terms used in this Announcement shall carry the same meaning as defined in the previous announcement.

This announcement is dated 10 November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

10 NOV 2005